UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
etrials Worldwide, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
29786P103
(CUSIP Number)
Mark L. Weinstein
Bio-Imaging Technologies, Inc.
826 Newtown- Yardley Road
Newtown, Pennsylvania 18940
(267) 757-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copies to:
Emilio Ragosa, Esq.
Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, New Jersey 08540
(609) 919-6633
May 30, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages) (Page 1 of 5 Pages)

CUSIP No.	29786P103	SCHEDULE 13D	Page	2	of	5 Pages

1	NAME OF REPORTING PERSON Bio-Imaging Technologies, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

EXPLANATORY NOTE
     Bio-Imaging is filing this amended Schedule 13D (“Amendment No. 1”) as a result of the termination of the Merger Agreement and Stockholder Support Agreements, as described below. Except as specifically amended and supplemented by this Amendment No. 1, all other provisions of the Schedule 13D filed by Bio-Imaging Technologies, Inc. on May 14, 2009 (the “Original Schedule 13D”) remain in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Original Schedule 13D is hereby amended and further supplemented to add the following information:
     On May 19, 2009, Bio-Imaging and the Issuer, in response to an unsolicited offer received by the Issuer from an unrelated third party, executed Amendment No. 2 to the Merger Agreement, which among other things, increased the cash portion of the consideration to be offered to the Issuer’s stockholders under the Merger Agreement from $0.15 to $0.62 per share.
     On May 20, 2009, Bio-Imaging filed a Current Report on Form 8-K, and Bio-Imaging and the Issuer issued a joint press release (the “Joint Press Release”) announcing execution of Amendment No. 2 to the Merger Agreement.
     On May 30, 2009, Bio-Imaging received notice that in response to another unsolicited offer received by the Issuer from an unrelated third party, the Issuer’s board of directors deemed the unsolicited offer a superior proposal, as defined in the Merger Agreement. Therefore, the Issuer terminated the Merger Agreement pursuant to its terms and entered into a merger agreement with such unrelated third party. Additionally, the Stockholder Support Agreements were simultaneously terminated pursuant to their terms.
     On June 1, 2009, Bio-Imaging filed a Current Report on Form 8-K and issued a press release (the “Press Release”) announcing the termination of the Merger Agreement.
     The descriptions of the Forms 8-K, Joint Press Release and Press Release do not purport to be complete and are qualified in their entirety by reference to the Joint Press Release and Press Release, which are referenced herein as Exhibits 99.6 and 99.7, respectively, and are incorporated by reference into this Item 3.
Item 4. Purpose of Transaction.
     Item 4 of the Original Schedule 13D is hereby amended and further supplemented to add the following information:
     On May 30, 2009, Bio-Imaging received notice that in response to another unsolicited offer received by the Issuer from an unrelated third party, the Issuer’s board of directors deemed the unsolicited offer a superior proposal, as defined in the Merger Agreement. Therefore, the Issuer terminated the Merger Agreement pursuant to its terms and entered into a merger agreement with such unrelated third party. Additionally, the Stockholder Support Agreements were simultaneously terminated pursuant to their terms.
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) and (b). As of May 30, 2009, Bio-Imaging and Purchaser do not beneficially own any shares of Common Stock. By virtue of the termination of the Merger Agreement and the resulting termination of the Stockholder Support Agreements, as of May 30, 2009, Bio-Imaging and Purchaser may no longer be deemed to be the beneficial owners of more than five percent of the Common Stock (including any shares that they may have previously been deemed to beneficially own as a result of such agreements).
     (c). Neither Bio-Imaging, nor, to the best knowledge of Bio-Imaging, any person named in Annex A, has effected any transaction in the shares of Common Stock during the past 60 days.
     (d) and (e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of the Original Schedule 13D is hereby amended and further supplemented to add the following information:
     On May 30, 2009, Bio-Imaging received notice that in response to another unsolicited offer received by the Issuer from an unrelated third party, the Issuer’s board of directors deemed the unsolicited offer a superior proposal, as defined in the Merger Agreement. Therefore, the Issuer terminated the Merger Agreement pursuant to its terms and entered into a merger agreement with such unrelated third party. Additionally, the Stockholder Support Agreements were simultaneously terminated pursuant to their terms.
Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.6	Joint Press Release, dated May 20, 2009, issued by Bio-Imaging Technologies, Inc. and etrials Worldwide, Inc. (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Bio-Imaging Technologies, Inc. on May 20, 2009).

99.7	Press Release, dated June 1, 2009, issued by Bio-Imaging Technologies, Inc. (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Bio-Imaging Technologies, Inc. on June 1, 2009).

SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: June 2, 2009

BIO-IMAGING TECHNOLOGIES, INC.

By:	/s/ Mark L. Weinstein
Name:	Mark L. Weinstein
Title:	President and Chief Executive Officer